UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------
                          For the month of October 2004

                        Commission File Number: 001-31368

                                 SANOFI-AVENTIS
                 (Translation of registrant's name into English)

                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    [X]             Form 40-F    [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes          [ ]                 No     [X]

         If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________





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         On October 14, 2004, Sanofi-Aventis (formerly known as
Sanofi-Synthelabo) issued the press release attached hereto as Exhibit 99.1and incorporated herein by reference.



                                  EXHIBIT LIST

Exhibit No.                                Description
----------                                 -----------
Exhibit 99.1 Press Release, dated October 14, 2004, announcing approval by boards of Sanofi-Aventis and Aventis of the terms of a plan of merger of Aventis with and into Sanofi-Aventis.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: October 14, 2004                   SANOFI-AVENTIS


                                          By:       /s/ Jean-Claude Leroy
                                               ---------------------------------
                                               Name:    Jean-Claude Leroy
                                               Title:   Senior Vice President &
                                                        Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit No.                              Description
----------                               -----------
Exhibit 99.1 Press Release, dated October 14, 2004, announcing approval by boards of Sanofi-Aventis and Aventis of the terms of a plan of merger of Aventis with and into Sanofi-Aventis.